SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2007
Commission file number: 001-16143

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT
(formerly Schering Aktiengesellschaft)

Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__  Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes _____  No __X__

News Release	Bayer HealthCare AG Corporate Communications 51368 Leverkusen Germany Tel.: +49-214 30-1 www.presse.bayer.com

Genzyme Files for Expanded Label for Campath® as First-Line Treatment for B-CLL Patients

Berlin, Germany and Cambridge, MA, USA – Bayer HealthCare and Genzyme Corp. (Nasdaq: GENZ) announced today that a supplemental biologics license application (sBLA) for Campath® (alemtuzumab) has been submitted to the U.S. Food and Drug Administration (FDA) to expand the current product label to include first-line treatment of B-cell chronic lymphocytic leukemia (B-CLL). Campath® is currently approved for the treatment of B-CLL patients who have been previously treated with an alkylating agent and have failed fludarabine therapy. Genzyme intends to make a similar filing in Europe within the next couple of weeks to support this label expansion.

The product is marketed outside the United States as MabCampath®, by Bayer Schering Pharma AG, Germany and in the U.S. by the company's US affiliate, Bayer HealthCare Pharmaceuticals, as Campath®. A label expansion to include first-line therapy would significantly increase the number of potential patients for whom Campath® would be indicated.

“In addition to the filing to expand the product’s label, we will continue focusing our efforts on further exploring the full potential of Campath® in high risk CLL, combination and consolidation therapy, and in seeking approval for treatment via subcutaneous administration,” stated Gunnar Riemann, PhD, Member of the Management Board of Bayer Schering Pharma AG, Germany.

“Submission of this sBLA is based on positive data from a phase III clinical trial, which showed first-line treatment of B-CLL with Campath® resulted in significantly better efficacy with a manageable safety profile as compared to chlorambucil,” stated Mark Enyedy, senior vice-president and general manager of Genzyme’s oncology business unit.  “We are very excited about the potential use of Campath® in treating patients earlier in the course of their disease, and about making a very important difference in battling leukemia.”

The phase III study was an international, randomized, controlled clinical trial conducted to satisfy a post-approval commitment to the FDA to demonstrate clinical benefit of Campath® in B-CLL, and to complete the conversion to regular approval.  This confirmatory study was completed in accordance with timelines committed to the FDA by Genzyme.

Chronic Lymphocytic Leukemia
CLL is the most prevalent form of adult leukemia, affecting approximately 120,000 people in Europe and the United States. The disease is most commonly diagnosed among people age 50 or older. CLL is characterized by the accumulation of functionally immature white blood cells (lymphocytes) in the bone marrow, blood, lymph tissue, and other organs. Two types of lymphocytes are present in the blood, B cells and T cells. About 95 percent of CLL cases involve cancerous B cells.  Because these B cells have a longer than normal life span, they begin to build up and “crowd out” the normal, healthy blood cells. The accumulation of functionally immature cells in the bone marrow inhibits the generation of healthy cells and can become fatal. Symptoms include fatigue, bone pain, night sweats, fevers, and decreased appetite and weight loss. Bone marrow infiltration leads to a lack of healthy blood cells, thus leading to fatigue, susceptibility to bleedings and weakening of the immune system, exposing the patient to a higher risk of infection.

Campath®
Campath® received accelerated approval in 2001 and this first-line, randomized study was the primary post-approval commitment study designed to support regular approval. Campath® is currently indicated for the treatment of B-CLL in patients who have been treated with alkylating agents and who have failed fludarabine therapy. Determination of the effectiveness of Campath® is based on overall response rates. Comparative, randomized trials demonstrating increased survival or clinical benefit such as improvement in disease-related symptoms have not yet been conducted.

The most commonly reported infusion-related adverse events were rigors, drug-related fever, nausea, vomiting, and hypotension. Hematologic toxicities included pancytopenia/marrow hypoplasia, anemia, thrombocytopenia, neutropenia, and profound lymphopenia, and should be monitored. Infections reported included sepsis, pneumonia, and opportunistic infections such as CMV, candidiasis, aspergillosis, and mucormycosis.

Genzyme and Bayer HealthCare are co-developing Campath® in oncology and other indications.

Genzyme
One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases.  Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 9,000 employees in locations spanning the globe and 2006 revenues of $3.2 billion.  Genzyme has been selected by FORTUNE as one of the “100 Best Companies to Work for” in the United States.

With many established products and services helping patients in nearly 90 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as immune disease, infectious disease, and other areas of unmet medical need.

Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.

Genzyme®, Campath® and MabCampath® are registered trademarks of Genzyme Corporation. All rights reserved.

Bayer HealthCare
Bayer HealthCare, a subsidiary of Bayer AG, is one of the world’s leading, innovative companies in the healthcare and medical products industry and is based in Leverkusen, Germany.  The company combines the global activities of the Animal Health, Consumer Care, Diabetes Care and Pharmaceuticals divisions. The pharmaceuticals business operates under the name Bayer Schering Pharma. Bayer HealthCare’s aim is to discover and manufacture products that will improve human and animal health worldwide.

Bayer Schering Pharma
Bayer Schering Pharma is a worldwide leading specialty pharmaceutical company. Its research and business activities are focused on the following areas: Diagnostic Imaging, Hematology/Cardiology, Oncology, Primary Care, Specialized Therapeutics and Women's Healthcare. With innovative products, Bayer Schering Pharma aims for leading positions in specialized markets worldwide. Using new ideas, Bayer Schering Pharma aims to make a contribution to medical progress and strives to improve the quality of life.

Berlin,               April 4, 2007
jr                      (2007-0186E)

Contacts at Bayer HealthCare:
Dr. Jost Reinhard, Tel.: +49 30 468 15062
E-mail: jost.reinhard@bayerhealthcare.com

Kimberly Wix (US media), Tel.: +1 973 305-5258
E-mail: kimberly_wix@berlex.com

Contacts at Genzyme:
Maria Cantor (media), Tel.: +1 617 768-6690
Carol Miceli (investors), Tel.: +617 768-6602

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Schering Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

-   governmental factors, including legislative and regulatory changes;

-   difficulties and uncertainties related to new product development;

-   delays and uncertainties in the product approval process;

-   factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;

-   factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;

-   competitive factors, including pricing and product initiatives of our competitors;

-   legal factors, including product liability or other liability claims;

-   factors relating to the implementation of strategic, operational and organizational initiatives;

-   human resources factors, including our ability to attract and retain qualified personnel;

-   economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;

-   adverse developments in our relationships with our development, manufacturing and marketing partners;

-   the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;

-   changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and

-   other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Annual Report and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYER SCHERING PHARMA AKTIENGESELLSCHAFT

By:	/s/ Dr. Markus Pickel
	Name:	Dr. Markus Pickel
	Title:	Head Global Corporate Communications Bayer Schering Pharma AG

By:	/s/ Oliver Renner
	Name:	Oliver Renner
	Title:	Head Global Public Relations & Public Affairs Bayer Schering Pharma AG

Date:  April 5, 2007